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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Clearing LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street
                                        (No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer   (866) 789-0736 extension 1008
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                (Name - *if individual, state last, first, middle name*)

1750 Tysons Blvd., Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Joseph Gerdes and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Clearing LLC (the "Company"), for the year ended December 31, 2009, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____   2/23/10
Signature   Date

Chief Executive Officer
Title


Notary Public

_____   2/23/10
Signature   Date

Chief Financial Officer
Title

Notary Public

E*TRADE CLEARING LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

x		Independent Auditors' Report.
x	(a)	Facing Page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Operations.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Member's Equity.
___	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable).
x		Notes to Financial Statements.
x	(g)	Computation of Net Capital (Alternative Method) for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
x	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
x	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
___	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required).
___	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
x	(l)	An Oath or Affirmation.
___	(m)	A Copy of the SIPC Supplemental Report (Filed Separately).
x	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

E*TRADE CLEARING LLC

(SEC ID. NO. 8-41354)

Statement of Financial Condition as of December 31, 2009 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
E*TRADE Clearing LLC
New York, New York

We have audited the accompanying statement of financial condition of E*TRADE Clearing LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Clearing LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2010

Member of
Deloitte Touche Tohmatsu

E*TRADE CLEARING LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(In thousands)

ASSETS

Cash and equivalents	$ 302,751
Cash and investments required to be segregated under federal or other regulations	1,366,058
Receivables from customers, less allowance for doubtful accounts of $6,353	3,526,975
Receivables from brokers, dealers and clearing organizations	416,473
Deposits with clearing organizations	71,676
Receivables from Parent and affiliated companies	5,673
Other assets	72,406
TOTAL ASSETS	$5,762,012

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Payables to customers	$4,665,780
Payables to brokers, dealers and clearing organizations	473,082
Income tax payable	71,166
Deferred tax liabilities, net	7,652
Payables to non-customers	5,350
Accounts payable, accrued and other liabilities	27,797
Total liabilities	5,250,827
MEMBER'S EQUITY	511,185
TOTAL LIABILITIES AND MEMBER'S EQUITY	$5,762,012

See notes to statement of financial condition.

E*TRADE CLEARING LLC

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Clearing LLC (the "Company"), a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned direct subsidiary of E*TRADE Bank (the "Bank"), which is an indirect wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

Nature of Operations – The Company clears and settles securities transactions for customers of other broker-dealers, including E*TRADE Securities LLC ("E*TRADE Securities"), E*TRADE Capital Markets, LLC ("E*TRADE Capital Markets") and E*TRADE Securities Ltd. ("E*TRADE UK"), all affiliated broker-dealers. Accordingly, the Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

Use of Estimates – The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes. Actual results could differ from management's estimates. Material estimates in which management believes near-term changes could reasonably occur include the allowance for doubtful accounts, estimates of effective tax rates and deferred taxes.

Subsequent Events — The Company evaluated events or transactions occurring after December 31, 2009 through February 24, 2010 for potential recognition or disclosure in the statement of financial condition.

Cash and Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase that are not required to be segregated under federal or other regulations to be cash equivalents.

Cash and Investments Required to be Segregated under Federal or Other Regulations – Cash and investments required to be segregated under federal or other regulations consist of interest-bearing cash accounts and U.S. Treasuries. At December 31, 2009, the Company had interest-bearing cash deposits of $670.4 million and U.S. Treasuries of $687.6 million maintained in special reserve bank accounts for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2009, the Company also had interest-bearing cash deposits of $8.0 million maintained in a special reserve bank account for the benefit of proprietary accounts of introducing broker-dealers ("PAIB") customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Receivables from and Payables to Customers – Customer securities transaction are recorded on a settlement date basis. Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations – Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fail to deliver"), margin deposits and net receivables arising from unsettled trades. Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive") and net payables arising from unsettled trades.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Share-Based Payments – The Company participates in the Parent's share-based employee compensation plans. The Parent and the Company record share-based payments expense in accordance with the stock compensation accounting guidance. The Company records compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures. The underlying assumptions to these fair value calculations are discussed in Note 8—Employee Share-Based Payments and Other Benefits. Additionally, the Company elected to use the alternative transition method provided for calculating the tax effects of share-based compensation pursuant to the stock compensation accounting guidance.

Fair Value – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statement on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or other accounting guidance. See Note 2 – Fair Value Disclosures.

Estimated Fair Value of Financial Instruments – The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, customers, non-customers, and affiliated companies and other liabilities approximate fair value.

Income Taxes – On November 1, 2004, the Company elected to be taxed as a C Corporation and is included in the consolidated federal tax return of the Parent. Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. Uncertain tax positions are only recognized to the extent they satisfy the accounting for uncertain tax positions criteria included in the income taxes accounting guidance, which states that in order to recognize an uncertain tax position it must be more likely than not that it will be sustained upon examination. The amount of

tax benefit recognized is the largest amount of tax benefit that is more than fifty percent likely of being sustained on ultimate settlement of an uncertain tax position. See Note 7—Income Taxes.

New Accounting Standards – Below are the new accounting pronouncements that relate to activities in which the Company is engaged.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the Financial Accounting Standards Board ("FASB") amended the fair value measurements accounting guidance to provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. The amended accounting guidance also included guidance on identifying circumstances that indicate a transaction is not orderly. The Company's adoption of this guidance in 2009 did not have an impact on its financial condition.

Subsequent Events

In May 2009, the FASB established general standards of accounting and disclosure for events that occur after the balance sheet date but before financial statement are issued (subsequent events). The two types of subsequent events include those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statement (recognized subsequent events), and those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (nonrecognized subsequent events). The Company's adoption of the general standards of accounting and disclosure for subsequent events in 2009 did not impact its financial condition.

The FASB Accounting Standards Codification™ and the Hierarchy of GAAP

In June 2009, the FASB established the FASB Accounting Standards Codification™ ("the Codification") as the source of authoritative GAAP. Rules and interpretative releases of the SEC under federal securities laws also continue to be a source of authoritative GAAP for the Company. All guidance contained in the Codification carries an equal level of authority. The Company's adoption of the Codification as the source of authoritative GAAP in 2009 did not impact its financial condition.

Income Taxes–Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities

In September 2009, the FASB provided additional implementation guidance related to accounting for uncertainty in income taxes and amended the disclosure requirements for nonpublic entities. The implementation guidance was not intended to change practice and did not change other income tax accounting guidance. The implementation guidance provided guidance on the following: 1) what constitutes a tax position for a pass-through or not-for-profit entity; 2) determining when an income tax is attributed to the reporting entity or its owners; and 3) application of accounting for uncertainty in income taxes to a group of related entities composed of both taxable and nontaxable entities. The Company's adoption of this guidance in 2009 did not impact its financial condition.

Fair Value Measurements and Disclosures–Improving Disclosures about Fair Value Measurements

In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments will be effective for fiscal years beginning after December 15, 2010, or January 1, 2011 for the Company. The remaining amended disclosure guidance will be effective for interim and annual reporting periods beginning after December 31, 2009, or January 1, 2010 for the Company. The Company's disclosures about fair value measurements will reflect the adoption of the amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments in the first quarter of 2011. The Company's disclosures about fair value measurements will reflect the adoption of the remaining disclosure guidance in the first quarter of 2010.

2. FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

Valuation Techniques

The fair value of U.S. Treasuries is based on quoted market prices in active markets. U.S. Treasuries are classified as Level 1 of the fair value hierarchy.

Recurring Fair Value Measurements

Deposits with clearing organizations include $38.0 million as of December 31, 2009 of U.S. Treasuries classified as Level 1 of the fair value hierarchy. The remaining deposits with clearing organizations represent cash deposits. Cash and investments required to be segregated under federal

or other regulations include $687.6 million as of December 31, 2009 of U.S. Treasuries classified as Level 1 of the fair value hierarchy.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers and clearing organizations consist of the following (in thousands):

Receivables:	
Securities borrowed	$ 402,597
Receivables from clearing organizations	824
Securities failed to deliver	2,954
Other	10,098
Total	$ 416,473
Payables:	
Securities loaned	$ 438,566
Payables to clearing organizations	2,731
Securities failed to receive	7,971
Other	23,814
Total	$ 473,082

4. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS AND NON-CUSTOMERS

Receivable from customers of $3.5 billion net of allowance for doubtful accounts of $6.4 million, primarily represents credit extended to customers to finance their purchases of securities on margin. Securities owned by customers collateralize the margin receivables (the value of which is not reflected in the statement of financial condition).

Payable to customers of $4.7 billion primarily consists of cash balances and other customer funds pending completion of securities transactions. Payable to non-customers of $5.4 million consists primarily of a $5.1 million clearing deposit with E*TRADE Securities and a $0.2 million clearing deposit with E*TRADE Capital Markets.

5. SHORT-TERM BORROWINGS

The principal sources of financing for margin lending are credit balances in customer accounts and the Company's stock loan program. The Company also maintains financing facilities with banks totaling $375 million to finance margin lending. From January 1, 2009 to December 31, 2009, the Company did not utilize this facility. At December 31, 2009, there were no amounts outstanding under these facilities.

The Company has an unsecured line of credit with the Bank to finance margin lending. From January 1, 2009 to December 31, 2009, the Company utilized this line of credit 107 days with an

average overnight borrowing of $177 million at a weighted average rate of 0.2%. At December 31, 2009 there was no amount outstanding under this line of credit.

The Company entered into a Revolving Note and Cash Subordination Agreement with the Bank on March 31, 2009 for the amount not to exceed $250 million for purposes of raising capital under Rules 325 and 326 of the New York Stock Exchange. The Company agreed to pay interest on any unpaid principal amount of each advance. This revolver was not utilized during 2009.

6. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, occupancy, administrative and operational supplies and support. The Company also receives administrative services and operational services, including management assistance and other support as needed such as finance, accounting, regulatory reporting, treasury, human resources, legal, compliance and marketing from E*TRADE Brokerage Services, Inc., an affiliated company.

The Company clears trades on a fully disclosed basis for E*TRADE Securities. In addition, as compensation for its services and to cover its costs incurred, the Company retains a portion of the interest earned from E*TRADE Securities' customers. The Company collects commissions and related fees from customers of E*TRADE Securities and remits such amounts to E*TRADE Securities.

The Company also clears trades on a fully disclosed basis for E*TRADE Capital Markets. The Company collects commissions and related fees from customers of E*TRADE Capital Markets and remits such amounts to E*TRADE Capital Markets.

The Company clears trades on a fully disclosed basis for E*TRADE UK. In addition, as compensation for its services and to cover its costs incurred, the Company retains a portion of the interest earned from E*TRADE UK's customers. The Company collects commissions and related fees from customers of E*TRADE UK and remits such amounts to E*TRADE UK.

The Company, at the direction of E*TRADE Securities, routes customer equity securities orders to a number of market-makers and market centers for execution, including E*TRADE Capital Markets, for which the Company receives payments, which are passed on to E*TRADE Securities.

E*TRADE Securities offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), that transfer certain customer balances to the Bank. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank also pays the Company a fee based on the average SDA balances at a negotiated rate that approximates market.

Payment and processing services are provided to the Company under agreements with the Bank.

Account opening and other processing services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company.

7. INCOME TAXES

The Company had no total gross unrecognized tax benefits as of December 31, 2009. The Company's continuing practice is to recognize interest and penalties.

The Company is included in the consolidated federal income tax return of the Parent. It also files tax returns in multiple states. The federal statute of limitations on assessments remains open for the tax years 2005-2009 and the statute of limitations in state jurisdictions remain open for the tax years 1999-2009.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carryforwards that created the net deferred tax assets and liabilities are as follows (in thousands):

Deferred tax assets:	
Reserves and allowances	$ 2,807
Other	138
Total deferred tax assets	2,945
Deferred tax liabilities:	
Deferred compensation	(10,597)
Total deferred tax liabilities	(10,597)
Deferred tax liabilities, net	$ (7,652)

8. EMPLOYEE SHARE-BASED PAYMENTS AND OTHER BENEFITS

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options and awards to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors of the Parent (the "Board") at the date the option is granted. The Parent does not have a specific policy for issuing shares upon stock option exercises and share unit conversions; however, new shares are typically issued in connection with exercises and conversions. A total of 85.4 million shares had been authorized under the 1996 Plan. Under the 2005 Plan, the remaining unissued authorized shares of the 1996 Plan, up to 42.0 million shares, were authorized for issuance. Additionally, any shares that had been awarded but remained unissued under the 1996 Plan that were subsequently canceled, would be authorized for issuance under the 2005 Plan, up to 39.0 million shares. In May 2009, an additional 30.0 million shares were authorized for issuance under the 2005 Plan at the Parent's shareholders' annual meeting. As of December 31, 2009, 21.9 million shares were available for grant under the 2005 Plan. The Company's employees participate in the 2005 Plan.

Employee Stock Option Plans

Options are generally exercisable ratably over a four-year period from the date the option is granted and most options expire within seven years from the date of grant. Certain options provide for

accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model that uses the assumptions, specific to the Company, noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees' actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the U.S. treasury zero-coupon bond where the remaining term approximates the expected term. Dividend yield is zero as the Parent has not, nor does it plan to, issue dividends to its shareholders.

	Year Ended December 31, 2009
Expected volatility.................................	90 %
Expected term years...............................	4.3
Risk-free interest rate	2 %
Dividend yield	—

The Company's weighted-average fair value of options granted was $0.76 for 2009. No stock options were exercised in 2009.

A summary of the Company's option activity under the stock option plan is presented below:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	7,106 $	6.47		
Transfers, net [1]	(354) $	21.60		
Granted	55 $	1.15		
Exercised	— $	—		
Canceled/Forfeited	(699) $	14.16		
Outstanding at December 31, 2009	6,108 $	4.63	2.59	$17
Vested and expected to vest at December 31, 2009	6,025 $	4.64	2.55	$ 15
Exercisable at December 31, 2009	5,358 $	4.67	2.17	$ —

[1] Transfers, net refer to the transfer of employees between subsidiaries of the Parent.

As of December 31, 2009, there was $1.1 million of total unrecognized compensation cost related to non-vested options. This cost is expected to be recognized over a weighted-average period of 1.9 years.

Restricted Stock Awards and Restricted Stock Units

The Parent issues restricted stock awards and restricted stock units to the Company's employees. Each restricted stock unit can be converted into one share of the Parent's common stock upon vesting. These awards are issued at the fair market value on the date of grant and vest ratably over the period, generally six months to four years. The fair value is calculated as the market price upon issuance.

A summary of the Company's non-vested restricted stock award activity is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2009	545	$ 3.21
Issued	2,258	$ 1.53
Released (vested)	(872)	$ 1.91
Canceled/Forfeited	—	$ —
Non-vested at December 31, 2009	1,931	$ 1.84

A summary of the Company's non-vested restricted stock unit activity is presented below:

	Units (in thousands)	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	1,016		
Transfers, net [1]	1		
Issued	1,586		
Released	(1,001)		
Canceled/Forfeited	(93)		
Outstanding at December 31, 2009	1,509	1.27	$ 2,663
Vested and expected to vest at December 31, 2009	1,322	1.22	$ 2,334

[1] Transfers, net refer to the transfer of employees between subsidiaries of the Parent.

As of December 31, 2009, there was $4.7 million of total unrecognized compensation cost related to non-vested awards. This cost is expected to be recognized over a weighted-average period of 2.0 years. The total fair value of restricted stock awards shares vested was $3.2 million for the year ended December 31, 2009.

Employee Stock Purchase Plan

The shareholders of the Parent had approved the 2002 Employee Stock Purchase Plan (the "2002 Purchase Plan"), and reserved 5,000,000 shares of common stock for sale to employees at a price no less than 85% of the lower of the fair market value of the common stock at the beginning of the one-year offering period or the end of each of the six-month purchase periods. Effective August 1, 2005, the Parent changed the terms of its purchase plan to reduce the discount to 5% and discontinued the look-back provision. As a result, the purchase plan was not compensatory beginning August 1, 2005. In 2008, the Parent temporarily suspended the 2002 Purchase Plan due to the low number of shares remaining for issuance. At December 31, 2009, 212,650 shares were available for purchase under the 2002 Purchase Plan.

401(k) Plan

The Parent has a 401(k) salary deferral program for eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2009 the Company had net capital of $482.5 million (11.51% of aggregate debit balances) which was $398.7 million in excess of its required net capital of $83.8 million. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

10. COMMITMENTS AND CONTINGENT LIABILITIES

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or the FINRA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

At December 31, 2009, the Company had received collateral, primarily in connection with securities borrowed transactions and customer margin loans, with a market value of $5.1 billion which it can sell or repledge. Of this amount, $0.9 billion had been pledged or sold at December 31, 2009, in connection with securities lending transactions, deposits with clearing organizations, customer short sale transactions and customer fails to deliver transactions.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

In connection with its securities clearing business, the Company performs securities clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes that the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

* * * * *

Deloitte.

Deloitte LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 24, 2010

To the Board of Directors and Members of
E*TRADE Clearing LLC
New York, New York

In planning and performing our audit of the financial statements of E*TRADE Clearing LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP